UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25          SEC File Number  811-3392

                                                       CUSIP Number


                          NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K  [ ] Form 20-F  [ ] Form 11-K
[ ]Form 10-Q  [x] Form N-SAR [ ] Form N-CSR

For Period Ended:  October 31, 2006
                   ----------------

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
================================================================================

                        PART I -- REGISTRANT INFORMATION

John Hancock Series Trust, on behalf of its series listed on Attachment A
--------------------------------------------------------------------------------
                            Full Name of Registrant

--------------------------------------------------------------------------------
                           Former Name if Applicable
601 Congress Street
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

Boston, MA 02210
--------------------------------------------------------------------------------
                            City, State and Zip Code

================================================================================

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[ ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x] (b)The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

================================================================================

                           PART III - SEE ATTACHMENT B

The Registrant wishes to ensure that all items are answered correctly and completely and therefore requests relief pursuant to Rule 12b-25(b).

================================================================================

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gordon  M. Shone               (617)               663-2168
     --------------------------     ---------------     ------------------
               (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                            [x] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion
     thereof?                                           [ ] Yes   [x] No

If so : attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

================================================================================

                           John Hancock Series Trust
        ----------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.



Date: 12/29/06                  By:  /s/ Gordon M. Shone
      --------                       -------------------
                                     Gordon M. Shone
                                     Treasurer

Attachment A
------------

John Hancock Focused Equity Fund
John Hancock Mid Cap Equity Fund
John Hancock Multi Cap Growth Fund
John Hancock Real Estate Fund
John Hancock Technology Fund

Attachment B
------------

For the reasons listed below, the John Hancock Series Trust (the "Trust") will be unable to complete its Form NSAR filing to the each series listed on Attachment A (the "Series") with respect to each Series' fiscal year ended October 31, 2006 within the prescribed time period. The John Hancock Real Estate Fund (the "Real Estate Fund") was subject to a restatement of the financial statements. The restatement of the financial statements was recommended by the current independent registered public accounting firm, PricewaterhouseCoopers LLP in order to conform to GAAP requirements in regard to return of capital adjustments for REIT securities. Since the previous four years were audited by Deloitte & Touche LLP ("Deloitte"), Deloitte needs to approve and review the restatement of the previous fours years. This required Deloitte to initiate a lengthy review process and investigate independence issues which delayed the release of the annual reports.

As a result, the Trust, due to the issues related to the Real Estate Fund, will be unable to transmit the Series' annual reports to shareholders for the fiscal year ended October 31, 2006 within the timeframe prescribed by Rule 30e-1(c) of the 1940 Act, and similarly will be unable to complete and file certain information relating to the Series' in the Trust's Form NSAR filing within the prescribed timeframe.